FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of May 2014

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Nomura Announces Correction to Financial Statements

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-191250) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on September 19, 2013.

EXPLANATORY NOTE: The registrant furnished with the Securities and Exchange Commission (the “SEC”) a report on Form 6-K on April 30, 2014 and a report on Form 6-K/A on May 16, 2014, amending the report on Form 6-K furnished on April 30, 2014. The registrant is furnishing this Form 6-K in order to show the amendments to certain data for the year ended March 31, 2014 and certain quarterly comparatives data shown in Exhibit 1 “Financial Summary – Year ended March 31, 2014”, furnished on Form 6-K on April 30, 2014, as reflected in Exhibit 1 to the report on Form 6-K/A furnished on May 16, 2014 and shown in Exhibit 1 to this report.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: May 16, 2014	By:	/s/ Hajime Ikeda
Hajime Ikeda
Managing Director

Nomura Announces Correction to Financial Statements

Tokyo, May 16, 2014—Nomura Holdings, Inc. today announced corrections to the document issued on April 30, 2014, titled “Financial Highlights—Year ended March 2014” as underlined below. The impact of the corrections on Nomura’s consolidated financial results is negligible.

The corrections are due to two factors: 1) The number of Nomura Holdings shares held within the group was mistakenly calculated from June 2013; 2) Some figures under the Liabilities section of the balance sheet were calculated incorrectly for the fourth quarter of the year ended March 31, 2014.

As a result of 1), Nomura plans to correct parts of the documents titled “Financial Highlights—Three months ended June 2013”, “Financial Highlights—Six months ended September 2013”, and “Financial Highlights—Nine months ended December 2013”. The correct figures are currently being calculated and will be disclosed once finalized. The impact of the corrections on the consolidated financial results for each quarter will be negligible.

Corrections

1.	Consolidated operating results for the year ended March 31, 2014

3.	Consolidated financial statements

(1)	Consolidated balance sheets (UNAUDITED) (Page 8 and 9)

(4)	Consolidated statement in changes in equity (UNAUDITED) (Page 12)

(5)	Consolidated statements of cash flows (UNAUDITED) (Page 13)

(7)	Notes to the consolidated financial statements (UNAUDITED) Per share data (Page 16)

(8)	Other financial information

Consolidated statements of income—quarterly comparatives (UNAUDITED) (Page 17)

Business segment information—quarterly comparatives (UNAUDITED) (Page 18)

Details of the corrections are underlined in the attachment below.

Attachment

1. Consolidated Operating Results

Original

(2) Financial Position

	At March 31
	2013	2014
	(Millions of yen, except per share data)
Total assets	37,942,439	43,520,317
Total equity	2,318,983	2,553,216
Total NHI shareholders’ equity	2,294,371	2,513,683
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.8%
Total NHI shareholders’ equity per share (Yen)	618.27	676.15

(3) Cash Flows

	For the year ended March 31
	2013	2014
	(Millions of yen)
Net cash provided by operating activities	549,501	457,423
Net cash (used in) investing activities	(160,486)	(103,195)
Net cash provided by (used in) financing activities	(701,623)	289,388
Cash and cash equivalents at end of the year	805,087	1,489,792

Notes

(3) Number of shares issued (common stock)

	At March 31
	2013	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	104,927,439

	For the year ended March 31
	2013	2014
Average number of shares outstanding	3,692,795,953	3,709,837,189

Corrected

(2) Financial Position

	At March 31
	2013	2014
	(Millions of yen, except per share data)
Total assets	37,942,439	43,520,314
Total equity	2,318,983	2,553,213
Total NHI shareholders’ equity	2,294,371	2,513,680
Total NHI shareholders’ equity as a percentage of total assets	6.0%	5.8%
Total NHI shareholders’ equity per share (Yen)	618.27	676.15

(3) Cash Flows

	For the year ended March 31
	2013	2014
	(Millions of yen)
Net cash provided by operating activities	549,501	457,426
Net cash (used in) investing activities	(160,486)	(103,195)
Net cash provided by (used in) financing activities	(701,623)	289,385
Cash and cash equivalents at end of the year	805,087	1,489,792

Notes

(3) Number of shares issued (common stock)

	At March 31
	2013	2014
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	111,602,349	104,932,139

	For the year ended March 31
	2013	2014
Average number of shares outstanding	3,692,795,953	3,709,830,989

3. Consolidated Financial Statements

(1) Consolidated Balance Sheets (UNAUDITED) (Page 8 and 9)

Original

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,489,792	684,705
Time deposits	577,921	363,682	(214,239)
Deposits with stock exchanges and other segregated cash	269,744	335,836	66,092

Total cash and cash deposits	1,652,752	2,189,310	536,558

Loans and receivables:
Loans receivable	1,575,494	1,327,875	(247,619)
Receivables from customers	63,792	64,070	278
Receivables from other than customers	992,847	1,181,742	188,895
Allowance for doubtful accounts	(2,258)	(3,009)	(751)

Total loans and receivables	2,629,875	2,570,678	(59,197)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,617,675	1,322,303
Securities borrowed	5,819,885	7,729,326	1,909,441

Total collateralized agreements	14,115,257	17,347,001	3,231,744

Trading assets and private equity investments:
Trading assets*	17,037,191	18,672,321	1,635,130
Private equity investments	87,158	41,996	(45,162)

Total trading assets and private equity investments	17,124,349	18,714,317	1,589,968

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥350,820 million as of March 31, 2014)	428,241	408,917	(19,324)
Non-trading debt securities*	920,611	1,023,746	103,135
Investments in equity securities*	123,490	136,740	13,250
Investments in and advances to affiliated companies*	345,705	345,434	(271)
Other	602,159	784,174	182,015

Total other assets	2,420,206	2,699,011	278,805

Total assets	37,942,439	43,520,317	5,577,878

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/(Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	602,131	(136,314)
Payables and deposits:
Payables to customers	476,705	521,156	44,451
Payables to other than customers	864,962	1,201,536	336,574
Deposits received at banks	1,072,134	1,114,181	42,047

Total payables and deposits	2,413,801	2,836,873	423,072

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,937,690	1,493,373
Securities loaned	2,158,559	2,359,809	201,250
Other secured borrowings	806,507	814,500	7,993

Total collateralized financing	15,409,383	17,111,999	1,702,616

Trading liabilities	8,491,296	11,047,285	2,555,989
Other liabilities	978,163	1,141,750	163,587
Long-term borrowings	7,592,368	8,227,063	634,695

Total liabilities	35,623,456	40,967,101	5,343,645

Equity
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—3,822,562,601 shares as of March 31, 2013 and
3,822,562,601 shares as of March 31, 2014
Outstanding—3,710,960,252 shares as of March 31, 2013 and
3,717,635,162 shares as of March 31, 2014	594,493	594,493	—
Additional paid-in capital	691,264	683,638	(7,626)
Retained earnings	1,136,523	1,287,003	150,480
Accumulated other comprehensive income	(57,395)	20,636	78,031

Total NHI shareholders’ equity before treasury stock	2,364,885	2,585,770	220,885
Common stock held in treasury, at cost— 111,602,349 shares as of March 31, 2013 and 104,927,439 shares as of March 31, 2014	(70,514)	(72,087)	(1,573)

Total NHI shareholders’ equity	2,294,371	2,513,683	219,312

Noncontrolling interests	24,612	39,533	14,921

Total equity	2,318,983	2,553,216	234,233

Total liabilities and equity	37,942,439	43,520,317	5,577,878

Corrected

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/(Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	805,087	1,489,792	684,705
Time deposits	577,921	363,682	(214,239)
Deposits with stock exchanges and other segregated cash	269,744	335,836	66,092

Total cash and cash deposits	1,652,752	2,189,310	536,558

Loans and receivables:
Loans receivable	1,575,494	1,327,875	(247,619)
Receivables from customers	63,792	64,070	278
Receivables from other than customers	992,847	1,181,742	188,895
Allowance for doubtful accounts	(2,258)	(3,009)	(751)

Total loans and receivables	2,629,875	2,570,678	(59,197)

Collateralized agreements:
Securities purchased under agreements to resell	8,295,372	9,617,675	1,322,303
Securities borrowed	5,819,885	7,729,326	1,909,441

Total collateralized agreements	14,115,257	17,347,001	3,231,744

Trading assets and private equity investments:
Trading assets*	17,037,191	18,672,318	1,635,127
Private equity investments	87,158	41,996	(45,162)

Total trading assets and private equity investments	17,124,349	18,714,314	1,589,965

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥355,831 million as of March 31, 2013 and ¥350,820 million as of March 31, 2014)	428,241	408,917	(19,324)
Non-trading debt securities*	920,611	1,023,746	103,135
Investments in equity securities*	123,490	136,740	13,250
Investments in and advances to affiliated companies*	345,705	345,434	(271)
Other	602,159	784,174	182,015

Total other assets	2,420,206	2,699,011	278,805

Total assets	37,942,439	43,520,314	5,577,875

*	Including securities pledged as collateral

	Millions of yen
	March 31, 2013	March 31, 2014	Increase/(Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	738,445	602,131	(136,314)
Payables and deposits:
Payables to customers	476,705	492,516	15,811
Payables to other than customers	864,962	1,230,176	365,214
Deposits received at banks	1,072,134	1,114,181	42,047

Total payables and deposits	2,413,801	2,836,873	423,072

Collateralized financing:
Securities sold under agreements to repurchase	12,444,317	13,937,690	1,493,373
Securities loaned	2,158,559	2,359,809	201,250
Other secured borrowings	806,507	814,500	7,993

Total collateralized financing	15,409,383	17,111,999	1,702,616

Trading liabilities	8,491,296	11,047,285	2,555,989
Other liabilities	978,163	1,141,750	163,587
Long-term borrowings	7,592,368	8,227,063	634,695

Total liabilities	35,623,456	40,967,101	5,343,645

Equity
NHI shareholders’ equity:
Common stock
Authorized—6,000,000,000 shares
Issued—3,822,562,601 shares as of March 31, 2013 and
3,822,562,601 shares as of March 31, 2014
Outstanding—3,710,960,252 shares as of March 31, 2013 and
3,717,630,462 shares as of March 31, 2014	594,493	594,493	—
Additional paid-in capital	691,264	683,638	(7,626)
Retained earnings	1,136,523	1,287,003	150,480
Accumulated other comprehensive income	(57,395)	20,636	78,031

Total NHI shareholders’ equity before treasury stock	2,364,885	2,585,770	220,885
Common stock held in treasury, at cost— 111,602,349 shares as of March 31, 2013 and 104,932,139 shares as of March 31, 2014	(70,514)	(72,090)	(1,576)

Total NHI shareholders’ equity	2,294,371	2,513,680	219,309

Noncontrolling interests	24,612	39,533	14,921

Total equity	2,318,983	2,553,213	234,230

Total liabilities and equity	37,942,439	43,520,314	5,577,875

(4) Consolidated Statement of Changes in Equity (UNAUDITED) (Page 12)

Original

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain on sales of treasury stock	(1,798)	(7,647)
Issuance and exercise of common stock options	(5,700)	(210)
Purchase / sale of subsidiary shares, net	(9)	231

Balance at end of period	691,264	683,638

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	107,234	213,591
Cash dividends	(29,656)	(63,111)

Balance at end of period	1,136,523	1,287,003

Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	71,777	66,579

Balance at end of period	(38,875)	27,704

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	6,614	9,709

Balance at end of period	(28,518)	(18,809)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	9,363	1,743

Balance at end of period	9,998	11,741

Balance at end of period	(57,395)	20,636

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(7)	(32,500)
Sale of common stock	1	1
Common stock issued to employees	29,507	30,127
Other net change in treasury stock	(196)	799

Balance at end of period	(70,514)	(72,087)

Total NHI shareholders’ equity

Balance at end of period	2,294,371	2,513,683

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Net change during the period	(257,284)	14,921

Balance at end of period	24,612	39,533

Total equity

Balance at end of period	2,318,983	2,553,216

Corrected

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of period	594,493	594,493

Additional paid-in capital
Balance at beginning of year	698,771	691,264
Gain on sales of treasury stock	(1,798)	(7,647)
Issuance and exercise of common stock options	(5,700)	(210)
Purchase / sale of subsidiary shares, net	(9)	231

Balance at end of period	691,264	683,638

Retained earnings
Balance at beginning of year	1,058,945	1,136,523
Net income attributable to NHI shareholders	107,234	213,591
Cash dividends	(29,656)	(63,111)

Balance at end of period	1,136,523	1,287,003

Cumulative translation adjustments
Balance at beginning of year	(110,652)	(38,875)
Net change during the period	71,777	66,579

Balance at end of period	(38,875)	27,704

Defined benefit pension plans
Balance at beginning of year	(35,132)	(28,518)
Pension liability adjustment	6,614	9,709

Balance at end of period	(28,518)	(18,809)

Non-trading securities
Balance at beginning of year	635	9,998
Net unrealized gain on non-trading securities	9,363	1,743

Balance at end of period	9,998	11,741

Balance at end of period	(57,395)	20,636

Common stock held in treasury
Balance at beginning of year	(99,819)	(70,514)
Repurchases of common stock	(7)	(32,511)
Sale of common stock	1	9
Common stock issued to employees	29,507	30,127
Other net change in treasury stock	(196)	799

Balance at end of period	(70,514)	(72,090)

Total NHI shareholders’ equity

Balance at end of period	2,294,371	2,513,680

Noncontrolling interests
Balance at beginning of year	281,896	24,612
Net change during the period	(257,284)	14,921

Balance at end of period	24,612	39,533

Total equity

Balance at end of period	2,318,983	2,553,213

(5) Consolidated Statements of Cash Flows (UNAUDITED) (Page 13)

Original

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Net income	105,691	216,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,493	79,468
Gain on investments in equity securities	(38,686)	(15,156)
Changes in operating assets and liabilities:
Time deposits	137,526	274,593
Deposits with stock exchanges and other segregated cash	(9,461)	(42,403)
Trading assets and private equity investments	(1,448,489)	(485,676)
Trading liabilities	248,019	2,007,807
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375,929	(183,884)
Securities borrowed, net of securities loaned	863,511	(1,604,469)
Other secured borrowings	(84,444)	7,992
Loans and receivables, net of allowance for doubtful accounts	(238,318)	217,397
Payables	(305,672)	278,325
Bonus accrual	31,415	16,356
Other, net	(179,013)	(309,376)

Net cash provided by operating activities	549,501	457,423

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(271,975)	(214,336)
Proceeds from sales of office buildings, land, equipment and facilities	147,653	176,680
Payments for purchases of investments in equity securities	(319)	(4,799)
Proceeds from sales of investments in equity securities	3,741	6,945
Decrease (increase) in loans receivable at banks, net	22,189	(10,972)
Increase in non-trading debt securities, net	(54,237)	(103,187)
Other, net	(7,538)	46,474

Net cash used in investing activities	(160,486)	(103,195)

Cash flows from financing activities:
Increase in long-term borrowings	1,930,357	2,140,351
Decrease in long-term borrowings	(2,330,509)	(1,594,148)
Decrease in short-term borrowings, net	(416,174)	(149,437)
Increase (decrease) in deposits received at banks, net	129,384	(23,605)
Proceeds from sales of common stock held in treasury	56	674
Payments for repurchases of common stock in treasury	(7)	(32,500)
Payments for cash dividends	(14,730)	(51,947)

Net cash provided by (used in) financing activities	(701,623)	289,388

Effect of exchange rate changes on cash and cash equivalents	47,175	41,089

Net increase (decrease) in cash and cash equivalents	(265,433)	684,705
Cash and cash equivalents at beginning of the year	1,070,520	805,087

Cash and cash equivalents at end of the year	805,087	1,489,792

Corrected

	Millions of yen
	For the year ended
	March 31, 2013	March 31, 2014
Cash flows from operating activities:
Net income	105,691	216,449
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	91,493	79,468
Gain on investments in equity securities	(38,686)	(15,156)
Changes in operating assets and liabilities:
Time deposits	137,526	274,593
Deposits with stock exchanges and other segregated cash	(9,461)	(42,403)
Trading assets and private equity investments	(1,448,489)	(485,673)
Trading liabilities	248,019	2,007,807
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	1,375,929	(183,884)
Securities borrowed, net of securities loaned	863,511	(1,604,469)
Other secured borrowings	(84,444)	7,992
Loans and receivables, net of allowance for doubtful accounts	(238,318)	217,397
Payables	(305,672)	278,325
Bonus accrual	31,415	16,356
Other, net	(179,013)	(309,376)

Net cash provided by operating activities	549,501	457,426

Cash flows from investing activities:
Payments for purchases of office buildings, land, equipment and facilities	(271,975)	(214,336)
Proceeds from sales of office buildings, land, equipment and facilities	147,653	176,680
Payments for purchases of investments in equity securities	(319)	(4,799)
Proceeds from sales of investments in equity securities	3,741	6,945
Decrease (increase) in loans receivable at banks, net	22,189	(10,972)
Increase in non-trading debt securities, net	(54,237)	(103,187)
Other, net	(7,538)	46,474

Net cash used in investing activities	(160,486)	(103,195)

Cash flows from financing activities:
Increase in long-term borrowings	1,930,357	2,140,351
Decrease in long-term borrowings	(2,330,509)	(1,594,148)
Decrease in short-term borrowings, net	(416,174)	(149,437)
Increase (decrease) in deposits received at banks, net	129,384	(23,605)
Proceeds from sales of common stock held in treasury	56	682
Payments for repurchases of common stock in treasury	(7)	(32,511)
Payments for cash dividends	(14,730)	(51,947)

Net cash provided by (used in) financing activities	(701,623)	289,385

Effect of exchange rate changes on cash and cash equivalents	47,175	41,089

Net increase (decrease) in cash and cash equivalents	(265,433)	684,705
Cash and cash equivalents at beginning of the year	1,070,520	805,087

Cash and cash equivalents at end of the year	805,087	1,489,792

(7) Notes to the Consolidated Financial Statements (UNAUDITED)

Per share data (Page 16)

Original

3. Consolidated Financial Statements

(7) Notes to the Consolidated Financial Statements (UNAUDITED)

Per share data

Net income attributable to NHI shareholders per share calculated based on the following number of shares

Average number of shares outstanding for the year ended March 31, 2014	3,709,837,189

Corrected

3. Consolidated Financial Statements

(7) Notes to the Consolidated Financial Statements (UNAUDITED)

Per share data

Net income attributable to NHI shareholders per share calculated based on the following number of shares

Average number of shares outstanding for the year ended March 31, 2014	3,709,830,989

(8) Other Financial Information

Consolidated Statements of Income—Quarterly Comparatives (UNAUDITED)

Original

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	121,434	89,876	(26.0)
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	15,769	27,154	72.2
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	42,074	42,090	0.0
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,181	108,544	129,222	19.1
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	10,985	(346)	—
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	102,602	100,332	(2.2)
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	7,505	(5,238)	—
Other	142,610	143,373	118,834	303,950	28,225	45,069	38,508	67,683	75.8

Total revenue	439,593	461,226	458,981	720,143	505,270	428,380	447,421	450,773	0.7
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	68,000	60,836	(10.5)

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	379,421	389,937	2.8

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	138,822	132,640	(4.5)
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	27,974	28,695	2.6
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	47,755	49,940	4.6
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	18,999	20,529	8.1
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	11,029	10,124	(8.2)
Other	125,074	132,204	141,603	217,582	49,975	45,389	47,948	59,442	24.0

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	86,894	88,567	1.9
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	37,769	25,891	(31.4)

Net income	6,076	5,361	91	94,163	66,263	38,385	49,125	62,676	27.6

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	796	1,421	78.5

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,113	48,329	61,255	26.7

(8) Other Financial Information

Consolidated Statements of Income—Quarterly Comparatives (UNAUDITED)

Corrected

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Revenue:
Commissions	77,367	72,279	83,681	125,742	157,634	105,613	121,434	89,876	(26.0)
Fees from investment banking	10,383	17,131	13,027	21,812	25,394	22,984	15,769	27,154	72.2
Asset management and portfolio service fees	33,813	33,411	35,017	38,788	42,381	40,702	42,074	42,090	0.0
Net gain on trading	84,399	88,929	88,188	106,463	128,409	110,180	108,544	129,223	19.1
Gain (loss) on private equity investments	(5,387)	299	11,631	1,510	50	703	10,985	(346)	—
Interest and dividends	103,469	92,834	99,745	97,959	115,325	98,091	102,602	100,332	(2.2)
Gain (loss) on investments in equity securities	(7,061)	12,970	8,858	23,919	7,852	5,037	7,505	(5,238)	—
Other	142,610	143,373	118,834	303,950	28,225	45,069	38,508	67,683	75.8

Total revenue	439,593	461,226	458,981	720,143	505,270	428,379	447,421	450,774	0.7
Interest expense	70,339	59,547	69,895	66,531	73,949	71,989	68,000	60,836	(10.5)

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	379,421	389,938	2.8

Non-interest expenses:
Compensation and benefits	124,573	133,696	134,698	154,624	163,205	135,391	138,822	132,640	(4.5)
Commissions and floor brokerage	21,978	21,904	22,918	24,588	29,046	26,134	27,974	28,695	2.6
Information processing and communications	42,524	45,145	42,672	49,563	48,233	46,240	47,755	49,940	4.6
Occupancy and related depreciation	24,110	22,140	22,179	23,116	19,784	20,830	18,999	20,529	8.1
Business development expenses	11,329	11,173	12,051	14,457	7,859	9,473	11,029	10,124	(8.2)
Other	125,074	132,204	141,603	217,582	49,975	45,389	47,948	59,442	24.0

Total non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	86,894	88,568	1.9
Income tax expense	13,590	30,056	12,874	75,519	46,956	34,549	37,769	25,891	(31.4)

Net income	6,076	5,361	91	94,163	66,263	38,384	49,125	62,677	27.6

Less: Net income (loss) attributable to noncontrolling interests	4,185	2,552	(20,021)	11,741	369	272	796	1,421	78.5

Net income attributable to NHI shareholders	1,891	2,809	20,112	82,422	65,894	38,112	48,329	61,256	26.7

Business Segment Information—Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

Original

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Net revenue
Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	127,975	97,869	(23.5)
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	21,215	20,465	(3.5)
Wholesale	121,883	137,094	188,968	196,911	194,609	183,349	188,666	198,473	5.2

Subtotal	221,012	233,319	303,433	353,954	381,125	321,705	337,856	316,807	(6.2)
Other	154,567	156,003	76,753	276,905	43,032	29,649	35,366	80,802	128.5

Net revenue	375,579	389,322	380,186	630,859	424,157	351,354	373,222	397,609	6.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Net revenue	369,254	401,679	389,086	653,612	431,321	356,391	379,421	389,937	2.8

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	80,302	74,602	(7.1)
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	12,289	15,147	23.3
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	160,866	164,998	2.6

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	253,457	254,747	0.5
Other	137,583	148,658	144,623	226,773	50,010	33,166	39,070	46,623	19.3

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	47,673	23,267	(51.2)
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	8,926	5,318	(40.4)
Wholesale	(8,551)	193	44,357	35,658	25,237	25,286	27,800	33,475	20.4

Subtotal	9,007	15,715	71,935	96,797	113,033	71,414	84,399	62,060	(26.5)
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,897	80,695	96,239	19.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,934	86,894	88,567	1.9

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	5,150	6,547	27.1
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	1,306	2,434	86.4
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	8,171	6,173	(24.5)
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	(13,954)	(3,773)	—
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	(4,377)	22,798	—

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

Business Segment Information—Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

Corrected

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Net revenue
Business segment information:
Retail	82,711	80,786	95,679	138,749	166,342	119,730	127,975	97,869	(23.5)
Asset Management	16,418	15,439	18,786	18,294	20,174	18,626	21,215	20,465	(3.5)
Wholesale	121,883	137,094	188,968	196,911	194,609	183,348	188,666	198,474	5.2

Subtotal	221,012	233,319	303,433	353,954	381,125	321,704	337,856	316,808	(6.2)
Other	154,567	156,003	76,753	276,905	43,032	29,649	35,366	80,802	128.5

Net revenue	375,579	389,322	380,186	630,859	424,157	351,353	373,222	397,610	6.5

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Net revenue	369,254	401,679	389,086	653,612	431,321	356,390	379,421	389,938	2.8

Non-interest expenses
Business segment information:
Retail	70,523	69,824	75,419	81,531	85,237	79,774	80,302	74,602	(7.1)
Asset Management	11,048	10,879	11,468	14,373	13,483	12,454	12,289	15,147	23.3
Wholesale	130,434	136,901	144,611	161,253	169,372	158,063	160,866	164,998	2.6

Subtotal	212,005	217,604	231,498	257,157	268,092	250,291	253,457	254,747	0.5
Other	137,583	148,658	144,623	226,773	50,010	33,166	39,070	46,623	19.3

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	349,588	366,262	376,121	483,930	318,102	283,457	292,527	301,370	3.0

Income (loss) before income taxes
Business segment information:
Retail	12,188	10,962	20,260	57,218	81,105	39,956	47,673	23,267	(51.2)
Asset Management	5,370	4,560	7,318	3,921	6,691	6,172	8,926	5,318	(40.4)
Wholesale	(8,551)	193	44,357	35,658	25,237	25,285	27,800	33,476	20.4

Subtotal	9,007	15,715	71,935	96,797	113,033	71,413	84,399	62,061	(26.5)
Other*	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

Income (loss) before income taxes	25,991	23,060	4,065	146,929	106,055	67,896	80,695	96,240	19.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(6,325)	12,357	8,900	22,753	7,164	5,037	6,199	(7,672)	—

Income (loss) before income taxes	19,666	35,417	12,965	169,682	113,219	72,933	86,894	88,568	1.9

*  Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended
	June 30, 2012	September 30, 2012	December 31, 2012	March 31, 2013	June 30, 2013	September 30, 2013	December 31, 2013(A)	March 31, 2014(B)	(B-A)/(A)
Net gain (loss) related to economic hedging transactions	(1,231)	964	415	841	7,373	(1,667)	5,150	6,547	27.1
Realized gain (loss) on investments in equity securities held for operating purposes	(736)	613	(42)	1,166	688	0	1,306	2,434	86.4
Equity in earnings of affiliates	1,273	3,346	4,549	5,233	5,343	8,884	8,171	6,173	(24.5)
Corporate items	6,624	(7,044)	(14,800)	32,872	(12,344)	(8,701)	(13,954)	(3,773)	—
Other	11,054	9,466	(57,992)	10,020	(8,038)	(2,033)	(4,377)	22,798	—

Total	16,984	7,345	(67,870)	50,132	(6,978)	(3,517)	(3,704)	34,179	—

ends

For further information please contact:

Name	Company	Telephone
Joey Wu	Nomura Holdings, Inc.	81-3-3278-0591
Keiko Sugai	Group Corporate Communications Dept.

Nomura

Nomura is an Asia-based financial services group with an integrated global network spanning over 30 countries. By connecting markets East & West, Nomura services the needs of individuals, institutions, corporates and governments through its three business divisions: Retail, Asset Management, and Wholesale (Global Markets and Investment Banking). Founded in 1925, the firm is built on a tradition of disciplined entrepreneurship, serving clients with creative solutions and considered thought leadership. For further information about Nomura, visit www.nomura.com.